

April 2, 2019

Vimal Mehta
Chief Executive Officer
BioXcel Therapeutics, Inc.
555 Long Wharf Drive
New Haven, CT 06511

> **Re: BioXcel Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 1, 2019**
> **File No. 333-230674**

Dear Dr. Mehta:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dorrie Yale at 202-551-8776 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Healthcare & Insurance

cc: Stephen A. Cohen, Esq.